GREEN LEAF INNOVATIONS, INC.	October 28, 2022
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

VIA EDGAR

Attorney Erin Donahue

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Green Leaf Innovations, Inc.
Form 1-A POS: Request for Qualification
File No. 024-11908

Dear Ms. Donahue:

Green Leaf Innovations, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A POS (“Offering Statement”) effective at 12:00 PM EDT on Tuesday, November 1, 2022, or as soon as practicable thereafter. For your information, the state of Colorado is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Roberto Mederos

Roberto Mederos

CEO